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                  February 6, 2024

       Rodolfo Guerrero Angulo
       Chief Executive Officer
       Tofla Megaline Inc.
       Manzanillo 33. Local E, Col. Roma Norte
       Mexico, 06700

                                                        Re: Tofla Megaline Inc.
                                                            Form 10-K filed on
October 30, 2023
                                                            File No. 000-56549

       Dear Rodolfo Guerrero Angulo:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Technology